UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 23, 2006

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to __________

Commission File Number 333-13302

A. Full title of the Plan: J. H. HARVEY CO., LLC RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels, Belgium

J.H. HARVEY COMPANY, LLC
RETIREMENT PLAN

FINANCIAL STATEMENTS

For the years ended
December 23, 2006 and December 31, 2005

and

INDEPENDENT AUDITORS' REPORT

in

ACCORDANCE WITH

Public Company Oversight Board Standards

& COMPANY, LLC

J.H. HARVEY COMPANY, LLC
RETIREMENT PLAN

For the Years ended December 23, 2006 and December 31, 2005

CONTENTS

NOTE: All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

& COMPANY, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of the
J.H. Harvey Company, LLC 401(K) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of J. H. Harvey Company, LLC Retirement Plan (the "Plan") as of December 23, 2006 and December 31, 2005, and the related statement of changes in net assets available for benefits for the years ended December 23, 2006 and December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Bank of America, N.A. ("BOA"), the Trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 2005 financial statements, except for comparing the information provided by the Trustee which is summarized in Note 6, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 2005. The form and content of the information included in the 2005 financial statements, other than that derived from the information certified by the Trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of J. H. Harvey Company, LLC Retirement Plan as of December 23, 2006, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 23, 2006, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 23, 2006, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule listed in the Table Of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 23, 2006, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the Plan changed its fiscal year.

Milligan & Company LLC

Milligan & Company, LLC
Philadelphia, Pennsylvania

June 20, 2007

J.H. HARVEY COMPANY, LLC RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 23, 2006 and December 31, 2005

Assets:	2006	2005 *
Plan interest in Food Lion, Inc. Master Trust:		
Cash and cash equivalents	$ -	$ 44,925
Participant-directed investments (at fair value)	6,595,894	13,554,202
Participant-directed investments - Stable Value Fund (at fair value)	8,187,962	-
Participant Loans	447,053	-
Total plan interest in Food Lion, Inc. Master Trust	15,230,909	13,599,127
Receivables:		
Employer's contributions	11,087	451,747
Participants' contributions	24,195	13,325
Total assets	15,266,191	14,064,199
Liabilities:		
Accrued expenses	-	34,834
Net assets reflecting all investments at fair value	15,266,191	14,029,365
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	58,834	-
Net assets available for benefits	$ 15,325,025	$ 14,029,365

* Certain amounts have been restated to conform to the current year presentation.

The accompanying notes are an integral part of these financial statements.

J.H. HARVEY COMPANY, LLC RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the years ended December 23, 2006 and December 31, 2005

	2006	2005 *
Additions:		
Additions in net assets attributed to:		
Contributions:		
Employer's	$ 693,281	$ 451,747
Participants'	1,010,494	833,475
Participants' rollovers	16,915	-
Total contributions	1,720,690	1,285,222
Plan interest in Food Lion, Inc. Master Trust investment income	1,385,824	-
Net investment gain from collective trust and registered investment companies	-	686,683
Investment income	-	936
Total additions	3,106,514	1,972,841
Deductions:		
Deductions in net assets attributed to:		
Benefits paid to participants	1,801,714	2,147,399
Administrative expenses	9,140	-
Total deductions	1,810,854	2,147,399
Net increase (decrease)	1,295,660	(174,558)
Net assets available for benefits:		
Beginning of year	14,029,365	14,203,923
End of year	$ 15,325,025	$ 14,029,365

* Certain amounts have been restated to conform to the current year presentation.

The accompanying notes are an integral part of these financial statements.

J.H. HARVEY COMPANY, LLC RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 23, 2006 and December 31, 2005

1. DESCRIPTION OF THE PLAN

The following description of the J.H. Harvey Company, LLC ("Harveys") Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the "Summary Plan Description" for a more complete description of the Plan's provisions.

General—The Plan is sponsored by Food Lion, LLC (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. (Delhaize). Harveys, a supermarket chain, was acquired by Delhaize in 2003. The Plan is a defined contribution plan. A committee appointed by the Board of Directors of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2006, the assets of the Plan were transferred to the Food Lion, LLC Master Trust, and Invescap National Trust Company was appointed as the Trustee. The previous Trustee was Bank of America, N.A. (BOA). In addition to the transfer of assets, Plan amendments were adopted. The Plan amendments are summarized as follows:

- Participants are eligible to make deferrals into the Plan at 18 years of age and after completion of 500 hours during one year of service. An employee must complete at least 1,000 hours to receive the Company's non-elective (profit sharing) contributions.
- The Plan has a 401(k) plan "safe harbor" provision, therefore, the Company matches 100% of salary deferrals up to 3% of compensation and 50% of deferrals from 3-5%.
- In addition to safe harbor contributions, the Company, at it's sole discretion, may make profit sharing contributions.
- Up to 50% of an employees' account can be invested in the Delhaize Group American Depository Shares, which are shares of the parent corporation Delhaize.
- Participant loans are offered by the Plan in the amount of $1,000 to $50,000 or 50% of the participants vested balance. The term shall not exceed five years, unless for a principal residential mortgage.
- The fiscal year-end of the Plan coincides with the date of the Company's final payroll period of each calendar year.
- The Plan's normal retirement age is 60.
- Participants are immediately 100% vested in salary deferral and the Company safe harbor contributions. Profit sharing contributions, if any, follow a five-year vesting schedule.

Continued

1. DESCRIPTION OF THE PLAN, continued:

Eligibility—Provided an employee is not specifically excluded, as defined by plan provisions, an employee of the Company who reaches age 18 and has completed 1,000 hours of service without a subsequent break in service is eligible to participate in the safe harbor matching portion of the Plan. The Plan allows eligible employees to contribute a portion of their compensation to the Plan on a pre-tax basis as allowable under Internal Revenue Code ("IRC") Section 401(k). This provision of the Plan is referred to as the associates' savings portion of the Plan. All employees of the Company become participants in the associates' savings portion of the Plan when they have completed 500 hours of service in a 12-month period ending on the last calendar day of the month. Prior to January 1, 2006, full time employees were able to participate after completing 1,000 hours during their first year of service and after reaching the age 21.

Fiscal Year—The Plan's fiscal year coincides with the date of the Company's final payroll period of each calendar year. Prior to 2006, the Plan year-end was based on a calendar year.

Contributions—Each year, participants may contribute, on a pretax basis, up to 50 percent of their annual compensation, as defined in the Plan, to the associates' savings portion of the Plan, subject to certain IRC limitations. The Company makes a safe harbor matching contribution equal to 100 percent of associate savings contribution on the first 3 percent of base compensation and 50 percent of the associate savings contribution on the next 2 percent that a participant contributes to the Plan through salary-reduction contributions. Prior to January 1, 2006, the Board of Directors could elect to make additional contributions to employees based on a fixed amount, however, there were no additional contributions paid during 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

In addition to associate saving and safe harbor contributions, the Company may contribute profit-sharing contributions. However, at this time, the Company does not intend to make these contributions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's match to participant's contributions, allocations of any additional contributions and Plan earnings, and charged with benefit payments and allocations of Plan losses and administrative expenses.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust—Effective January 1, 2006, the Plan's investment assets are primarily held in a Trust account at INVESCO National Trust Company (the "Custodian") and consist of an undivided interest in an investment account of the Food Lion, Inc. Master Trust (the "Master Trust"), a master trust established by Delhaize America, Inc, which is administered by Princeton Retirement Group (the "Trustee"). Use of the Master Trust permits the commingling of affiliated entities trust assets with the assets of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc., as well as Food Lion, LLC Profit Sharing and Retirement Plan for investment and administrative purposes. Although assets of these plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net income or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Continued

1. DESCRIPTION OF THE PLAN, continued:

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common collective trust, the Delhaize Group American Depository Shares Fund, and The Food Lion, LLC Master Trust Stable Value Fund as investment options for participants. In the event the participant fails to direct their investments 100%, any portion not properly directed shall be invested in the Stable Value Fund.

The Delhaize Group American Depository Shares Fund invests primarily in Money Market instruments and American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. The Food Lion, LLC Master Trust Stable Value Fund is a separately managed account, which invests primarily in fully benefit-responsive Guaranteed Investment Contracts. The crediting interest rates of the guaranteed investment contracts ranged from 4.39 percent to 5.55 percent as of December 23, 2006. There were no fully benefit-responsive Guaranteed Investment Contracts during 2005.

During 2005, participants could elect to have their Plan accounts invested in the Bank of America Stable Value Fund (common collective trust) and with Registered Investment Companies (mutual funds), including, bonds, stocks, large and small cap funds. If a participant failed to direct their investments 100%, any portion not directed would be invested in a Cash Reserve Fund, which provides fixed rate earnings.

Vesting—Effective January 1, 2006, participants are vested immediately in their contributions to the associates' savings portion of the Plan and the Company's safe harbor matching contributions, plus actual earnings thereon. Vesting in the Company's profit-sharing portion of their accounts is based on years of service, as defined in the Plan. Forfeited accounts of terminated participants may be used to reduce the Company's matching contributions, pay plan expenses, or may be allocated among eligible participants in accordance with the provisions of the Plan.

Prior to January 1, 2006, participants vested immediately in their contributions plus actual earnings thereon, however, vesting in the Company's matching contributions to a participants account were based on years of service, and becomes complete within 6 years.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Participants may have up to two loans outstanding at any time. Principal and interest is paid ratably through payroll deductions. Prior to 2006, the Plan allowed for loans to be disbursed, however, there were no outstanding loans as of December 31, 2005.

Payment of Benefits—On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. In addition to lump-sum payments, prior to January 1, 2006, a participant could also elect to receive annual installments.

Forfeited Accounts—At December 23, 2006 and December 31, 2005, forfeited nonvested accounts totaled $10,781 and $4,915, respectively. These accounts will be used first to pay expenses of the Plan and then allocate remaining forfeitures to reduce employer matching contributions, as provided in the Plan document.

Continued

1. DESCRIPTION OF THE PLAN, continued:

Other--Employees of the Company may become eligible to participate in other defined contribution plans sponsored by other subsidiaries of Delhaize America, Inc. as a result of changes in employment between the subsidiaries. There were no transfers to and from other plans during 2006 and 2005.

Pension Protection Act of 2006 (the Act)—During 2006, the Pension Protection Act (the Act) was passed into law, reforming current federal legislation affecting pension plans. The Act contains provisions that impact such areas as plan reporting and disclosures, participant notification, and plan funding.

The Plan Sponsor is considering changing the Plans' current default fund for investments not directed by participants. The Plan sponsor is continuing to evaluate the effects of the Act on the Plan and will determine how to implement the new requirements to be effective for fiscal year 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock, and fully benefit responsive contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents—The Plan considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Investment Valuation and Income Recognition—The Plan's interest in the Master Trust is presented at fair value. However, the guaranteed investment contracts held by The Food Lion, Inc. Master Trust Stable Value Fund, which are fully benefit-responsive, are presented at fair value with an adjustment to also present the contract value, as required by *Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Defined Contribution Pension Plans.* In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments other than participant loans are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Continued

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:**

Administrative Expenses—The Trustee, except as prohibited by ERISA, will charge participant accounts for any reasonable administrative expenses incurred by the Plan directly related to that account. The Plan will fund all reasonable expenses incurred by the Plan to the extent they are for the ordinary and necessary administration and operation of the Plan, unless the Company pays such fees and expenses.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3. **STABLE VALUE FUND**

Objectives of the Stable Value Fund—The key objectives of the Stable Value Fund ("Fund") are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

Nature of Investment Contracts—To accomplish the objectives outlined above, the Fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer's general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts—The Key factors that influence future crediting rates for a wrapper contract include:

- The level of market interest rates.
- The amount and timing of participant contributions, transfers, and withdrawals to and from the wrapper contract.
- The investment returns generated by the fixed income investments that support the wrapper contract.
- The duration of the underlying investments supporting the wrapper contract.

Wrapper contract interest crediting rates are typically reset on a monthly or quarterly basis. The Custodian calculates the fair market value of the wrapper contract based on the replacement cost methodology, which represents a formula that considers the key factors underlying the fixed income portfolio and wrapper contract fees. The wrapper contract value, as calculated by the Custodian, an affiliate of the Trustee, is zero as of December 23, 2006. There were no wrapper contracts in 2005.

3. **STABLE VALUE FUND, continued**

Calculating the Interest Crediting Rate in Wrapper Contracts, continued—Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract's interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Fund's Statement of Assets and Liabilities as the "Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts." If the Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be applicable. If the Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participant's principal and accrued interest will be protected.

Average Yields Earned—During 2006, the average yield earned by the Master Trust for all fully benefit-responsive investment contracts was 5.038%. The average yield earned by the Master Trust for the fully benefit-responsive investment contracts with an adjustment to reflect the actual interest rate credited to participants during 2006, was 5.089%.

Events That Limit the Ability of the Fund to Transact at Contract Value—In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include: termination of the plan, a material adverse change to the provisions of the plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract.

The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination—Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

Continued

4. INVESTMENTS

The total fair value of investments held as of December 31, 2005 are summarized as follows:

Cash and cash equivalents	$	44,925	
Collective Trust		5,391,544	*
Registered Investment Companies:			
Federated Total Return Bond Fund		1,326,209	*
MFS Total Return Fund		265,461	
MFS Value Fund		487,669	
Fidelity Advisor Mid Cap Fund		1,217,193	*
NF Conv Sec Fund		199,358	
NF MRSCO Growth Fund		260,663	
NF Small Company Fund		138,153	
NAT Large Cap Enhanced Fund		4,054,612	*
American Funds EuroPacific Growth Fund		213,340	
	$	13,599,127	

* Investments that represent 5% or more of net assets available for benefits.

During 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $686,683, as follows:

Short Term Bonds	$	198,777
Stocks		443,293
Long-Term/Aggressive Bonds		38,185
Multi-Asset		6,428
Total	$	686,683

5. INTEREST IN MASTER TRUST

The investments in the Master Trust at December 23, 2006 are summarized as follows:

Investments:			
Mutual funds:			
American Growth Fund of America	$	29,223,823	
American Century Large Company Value Fund		8,453,643	
Goldman Sachs Small MID CAP Growth Fund		59,149,182	*
Excelsior Value and Restructuring Fund		103,791,740	*
Royce Pennsylvania Mutual Fund		11,583,316	
American Europacific Growth		68,466,865	*
PIMCO Total Return Class		18,675,469	
MFS Total Return Fund Class A		57,550,647	*
Food Lion, LLC Master Trust Stable Value Fund		411,177,556	*
Delhaize Group American Depository Shares Fund		71,020,480	*
Common collective trust —IRT 500 Index Fund		31,766,090	
Participant loans		67,741,886	*
Total investments	$	938,600,697	
Plan's interest in net assets of Master Trust	$	15,230,909	
Plan's interest in Master Trust as a percentage of the Total		1%	

*Investments that represent 5% or more of net assets available for benefits.

Dividend and interest income	$	57,953,263
Net appreciation in fair value of investments:		
Mutual funds		11,648,856
Common collective trust		2,918,937
ADRs held by Delhaize Group American Depository Shares Fund		8,866,520
Net appreciation in fair value of investments		23,434,313
Net investment income of Master Trust	$	81,387,576

Continued

6. CERTIFIED INFORMATION - UNAUDITED

The Plan Administrator has elected the method of annual reporting compliance permitted by 29 CFR 25.20.103-8 of the Department of Labor's Rules and Regulations for reporting and Disclosure under ERISA. The assets of this Plan, as of December 31, 2005, were held by the previous Trustee. Accordingly, the prior Trustee has certified the following data included in the accompanying financial statements was complete and accurate:

- Investments, at market value and cash equivalents, as shown in the statement of net assets available for benefits as of December 31, 2005.
- Investment activity, as shown in the statement of changes in net assets available for benefits for the year ended December 31, 2005.
- Footnote 4, Investments, for plan assets held by Trustee.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Effective January 1, 2006, certain plan investments are shares of mutual funds and a common collective trust managed by the Custodian, an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 23, 2006, the Plan held 821 units of the Delhaize Group American Depository shares fund, with a cost basis of $18,561.

During 2005, certain investments were managed by BOA, the Trustee and qualified as party-in-interest transactions.

8. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

9. FEDERAL INCOME TAX STATUS

The Plan is designed in accordance with section 401(k) of the Internal Revenue Code (IRC). However, no tax-exempt determination has been made by the Internal Revenue Service. Effective January 1, 2006, the Company adopted the prototype non-standardized 401(k) Profit Sharing Plan under its Trustee affiliate AMVESCAP, therefore, management has not applied for its own Determination Letter. The Plan Administrator and their legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for taxes has been made.

Continued

9. FEDERAL INCOME TAX STATUS, continued

The Plan must conduct annual compliance tests required by the Internal Revenue Service Code (IRC) to maintain its "qualified" status. As of December 31, 2005, the Plan failed the Actual Deferred Percentage (ADP) and Actual Contribution Percentage (ACP) tests and was responsible for paying taxes of $1,570 and $2,404, respectively, on excess contributions. The taxes are the responsibility of the Company and are not deducted from Plan assets.

Concluded

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

J.H. HARVEY COMPANY, LLC RETIREMENT PLAN
FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
For the year ended December 23, 2006

EIN # 05-0582869

Plan Number: 003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (maturing 2007 to 2011 at interest rates of 8.50% to 9.25%)	**	$447,053

* Permitted party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plan Committee authorized by the Board of Directors of Delhaize America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

J. H. HARVEY CO., LLC RETIREMENT PLAN

Date: June 21, 2007

By: ______________________
Name: Pat Fulcher
Member of the Benefit Plan Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23.1	Consent of Independent Accountants, Milligan and Company, LLC

& COMPANY, LLC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement No. 333-139274. of Establissements Delhaize Freres et Cie "Le Lion" S. A. on Form S-8 of our report dated June 20, 2007, appearing in this Annual Report on Form 11-K of the J.H. Harvey Company, LLC Retirement Plan for the year ended December 23, 2006.

Milligan & Company LLC

Milligan and Company, LLC
Philadelphia, Pennsylvania
June 20, 2007

END